News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 2, 2023

Seabridge Gold Publishes 2022 Annual Report to Shareholders

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that its 2022 Annual Report to shareholders is now available on its website at https://www.seabridgegold.com/investors/financial-reports. The theme of this year's Annual Report is "Substantially Started" which refers to the physical improvements at KSM designed to extend its Environmental Assessment Certificate for the life of project.

In every annual report, the Company reviews the success of its programs for the year just ended measured against previously announced goals and sets out its plans and objectives for the current year.

"The transformation at KSM is quite dramatic, as the report shows, from construction of permanent roads, a bridge and a hydro switching station to camps and fish habitats. Indigenous-owned and managed companies have done almost all the work in an exemplary fashion," said Seabridge Chairman and CEO Rudi Fronk.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com